Filed Pursuant To Rule 433

Registration No. 333-275079

January 8, 2024

In Bitcoin ETF Battle, Grayscale Is Bringing 'a Gun to a Knife Fight'

The Grayscale Bitcoin Trust's (GBTC) $27 billion of bitcoin and $350 million of daily volume gives Grayscale an advantage versus BlackRock and other wannabe rivals, according to Bloomberg's Eric Balchunas.

By Ian Allison Jan 8, 2024 at 10:24 a.m. EST Updated Jan 8, 2024 at 3:02 p.m. EST

Grayscale's CEO Michael Sonnenshein (Shutterstock/CoinDesk)

In the universe of exchange-traded funds, size matters. And in the world of spot bitcoin ETFs, the giant is Grayscale Investments, which, if approved by the U.S. Securities and Exchange Commission, would come out of the gate with more than $27 billion of assets under management (AUM) while other potential issuers are starting from scratch. For those who have not been following the bitcoin (BTC) ETF proposal process in detail, a dozen or so issuers appear to be on the verge of being simultaneously approved by the SEC. Grayscale stands out from the crowd with its trove of over 619,000 BTC, having started back in 2013 as an easy way for institutional investors to gain exposure to bitcoin without holding the asset directly.

There are other determining factors, such as the fees these products will charge. But judging by Grayscale's proposed 1.5% fees for its proposed ETF uplift, which is about 100 basis points, or one percentage point, higher than the competition, the firm is banking on its volume and liquidity.

"We have a massive differentiator from any other product that is going to come on the market because we have over a million investors and hundreds of millions of dollars in trading volume on a daily basis, and that will continue when it is approved to be uplisted to the New York Stock Exchange," David LaValle, global head of ETFs at Grayscale Investments, said in an interview. On the subject of fees, it's not necessarily the case that investors will switch products to maintain the same exposure solely based on fees, choosing BlackRock or Fidelity's lower fee structures for a spot bitcoin ETF, for instance. Such a move is particularly unlikely when tax considerations are factored in. For example, a Grayscale investor with long-term capital gains in the 15% to 20% range would be looking at a long time horizon to make up that tax bill based on a saving in basis points. Eric Balchunas, an analyst at Bloomberg Intelligence focused on ETFs, agrees that tax is going to be a big consideration for many when it comes to Grayscale. "The tax issue is benefiting Grayscale, in my opinion," Balchunas said in an interview. "A lot of times with mutual funds, there are people who don't want to be in a certain active mutual fund that overcharges and underperforms, but the tax hit is so great after all these years in the bull market they just stay in there." That said, most market watchers believe Grayscale will see some degree of outflows, especially given that its Grayscale Bitcoin Trust (GBTC) traded at a large discount to the underlying value of bitcoin in recent times.

"There have been a number of people who have bought GBTC units betting that it will become an ETF," Sui Chung, CEO of crypto index provider CF Benchmarks, said in an interview. "So they buy the discount, betting that once it becomes an ETF they can redeem at NAV net asset value and just hoover up that profit. It's hard to say how much AUM that will be, but it's likely to be a decent chunk." Certain esoteric factors can be added to this. Although it isn't Grayscale's fault, Chung said, one unknown factor is how much goodwill Grayscale has lost with investors through the years of big NAV discounts. Then there's the unfortunate circumstance of Grayscale's owner, Digital Currency Group, having legal woes. "Although, in reality, GBTC is bankruptcy-remote, not every investor understands that. Some may just feel better going to BlackRock or Invesco," Chung said. (Another DCG division, Genesis, is restructuring in bankruptcy court.)

Read more: Will Lawsuit Against DCG Impact GBTC’s Chances of an ETF Conversion?

But the ETF industry is complex, and even if Grayscale were to quickly drop a few billion in assets, the fund would still have a huge upper hand, Bloomberg's Balchunas points out. "GBTC opening on day one with over $20 billion and $350 million of daily volume is like bringing a gun to a knife fight," he said. "Any of these products would kill to have that much money in like three years, let alone the first week. If Grayscale is able to convert on the first day, outside of BlackRock and Fidelity, it's gonna make it really exceptionally hard for the others."

Although all the signs suggest Grayscale will be given a green light along with the other ETF hopefuls, the SEC could conceivably still try and prevent or delay them based on the regulator's stated goal of setting out a level playing field, Balchunas said.

STORY CONTINUES BELOW

"You have to remember that Grayscale embarrassed the SEC when they won their case," Balchunas said. "I'm not saying the SEC is petty, but if they did want to get revenge, my guess is they could probably find some kind of a parking ticket reason to mess with them. But then they could get sued again. So it's complicated."

Edited by Nick Baker and Aoyon Ashraf.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities LLC, 290 Harbor Drive, Stamford, CT 06902.